UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

StepStone Group Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85914M107

(CUSIP Number)

Jennifer Y. Ishiguro

Chief Legal Officer & Secretary

StepStone Group Inc.

277 Park Avenue, 45th Floor

New York, NY 10172

Telephone: (212) 351-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Monte M. Brem
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,029,557
	(9)	Sole Dispositive Power 2,276,888
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,029,557
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%
(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Scott W. Hart
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,029,557
	(9)	Sole Dispositive Power 3,249,866
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,029,557
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%
(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jason P. Ment
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,029,557
	(9)	Sole Dispositive Power 1,185,557
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,029,557
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%
(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Jose A. Fernandez
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,029,557
	(9)	Sole Dispositive Power 5,031,021
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,029,557
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%
(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Michael I. McCabe
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,029,557
	(9)	Sole Dispositive Power 3,770,874
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,029,557
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%
(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 85914M107

(1)	Name of Reporting Person Thomas Keck
(2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization U.S.A
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 45,029,557
	(9)	Sole Dispositive Power 4,347,248
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,029,557
(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 41.8%
(14)	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 85914M107

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of StepStone Group Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 277 Park Avenue, 45th Floor, New York, NY 10172.

This amendment (the “Amendment”) amends the prior statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 21, 2020, as amended on March 25, 2021, September 29, 2021, October 28, 2021, November 4, 2021, November 26, 2021, October 20, 2022, November 18, 2022, March 10, 2023, January 10, 2024, February 9, 2024, February 14, 2024, February 27, 2024, April 9, 2024, April 22, 2024, May 1, 2024 and August 21, 2024 (the “Original Filing” and, as amended by this Amendment, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

This Statement is being filed jointly by Monte M. Brem, Scott W. Hart, Jason P. Ment, Jose A. Fernandez, Michael I. McCabe and Thomas Keck. The foregoing persons are referred to collectively as the “Reporting Persons.” Each of the Reporting Persons is filing in his capacity as a member of the Class B Committee. In addition, Messrs. Brem, Hart, Fernandez, McCabe and Keck are filing as the direct owners of more than 5% of the Class B units (the “Class B Units”) of StepStone Group LP (the “Partnership”).

The Reporting Persons constitute the current members of the Class B Committee. As described more fully below, pursuant to the Stockholders Agreement, the members of the Class B Committee have the right to direct the voting of certain shares of Class A Common Stock and Class B common stock, par value $0.001 per share (the “Class B Common Stock”), of the Issuer. As a result, the Reporting Persons may be deemed to have beneficial ownership over 45,029,557 shares of voting stock held by stockholders party to the Stockholders Agreement.

As of the date of this filing, the members of the Class B Committee collectively beneficially own, directly or indirectly, approximately 34.3% of the aggregate voting power of the Class A Common Stock and Class B Common Stock, and the parties to the Stockholders Agreement (inclusive of the Class B Committee) collectively hold, directly or indirectly, approximately 64.3% of the aggregate voting power of the Class A Common Stock and Class B Common Stock. As a result of the arrangement set forth in the Stockholders Agreement, the Class B Committee is expected to control the outcome of matters submitted to the Issuer’s stockholders until a Sunset has occurred.

(a) As of the date of this Statement:

(i)	Monte M. Brem beneficially owns 2,276,888 shares of Class A Common Stock as the beneficial owner of 2,276,888 Class B Units owned by MMAR HNL, LLC;

(ii)

Scott W. Hart beneficially owns 3,249,866 shares of Class A Common Stock as the direct holder of 8,084 shares of Class A Common Stock and the beneficial owner of 3,241,782 Class B Units owned by a family trust;

(iii)

Jason Ment beneficially owns 1,185,557 shares of Class A Common Stock as the direct holder of 57,308 shares of Class A Common Stock (including 16,622 RSUs that will vest within 60 days of the date of this Statement) and 1,128,249 Class B Units;

(iv)

Jose A. Fernandez beneficially owns 5,031,021 shares of Class A Common Stock as the direct holder of 8,920 shares of Class A Common Stock, the beneficial owner of 3,416,601 Class B Units owned by a family trust and the beneficial owner of 1,605,500 Class B Units owned by Santaluz Capital Partners, LLC;

(v)

Michael I. McCabe beneficially owns 3,770,874 shares of Class A Common Stock as the direct holder of 177,316 shares of Class A Common Stock and 2,406,142 Class B Units and as the beneficial owner of 1,187,416 Class B Units owned by a family trust, for which Mr. McCabe’s spouse has sole voting power;

(vi)

Thomas Keck beneficially owns 4,347,248 shares of Class A Common Stock as the beneficial owner of 100,750 shares of Class A Common Stock and 2,601,124 Class B Units owned through a family trust, in which Mr. Keck shares voting power with his spouse, and the beneficial owner of 1,645,374 Class B Units owned by Cresta Capital, LLC; and

(vii)

The Reporting Persons collectively beneficially own 45,029,557 shares of voting stock held by Class A stockholders, Class B stockholders and Class C unitholders by virtue of their membership on the Class B Committee and pursuant to the terms of the Stockholders Agreement.

Each Reporting Person disclaims beneficial ownership of securities owned by the other Reporting Persons.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 5(a) and 5(b) of Schedule 13D are amended to reflect the following:

The following table sets forth the aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person. The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3, but excluding any shares beneficial owned solely by virtue of the Stockholders Agreement.

Each of the Reporting Persons may be deemed to have beneficial ownership over 45,029,557 shares of voting stock held by Class A stockholders, Class B stockholders and Class C unitholders party to the Stockholders Agreement (inclusive of the shares listed in the table), representing 41.8% of Class A Common Stock outstanding (assuming that the 34,809,413 Class B Units and the 1,075,430 Class C Units subject to the Stockholders Agreement and eligible to be exchanged are exchanged), which have been omitted from the table below.

Reporting Person	Number of Shares With Dispositive Power	Percentage of Class A Common Stock Outstanding(1)
Monte M. Brem	2,276,888	3.1%
Scott W. Hart	3,249,866	4.3%
Jason P. Ment	1,185,557	1.6%
Jose A. Fernandez	5,031,021	6.6%
Michael I. McCabe	3,770,874	5.0%
Thomas Keck	4,347,248	5.7%

(1)

Based on 71,749,237 shares of Class A Common Stock issued and outstanding as of September 11, 2024, and assuming that the Reporting Persons exchange all of the Class B Units held directly or indirectly by them for shares of Class A Common Stock on a one-for-one basis, but no other Reporting Person or party to the Stockholders Agreement exchanges their Class B Units or Class C Units.

(c) Item 5(c) of Schedule 13D is hereby amended and supplemented as follows:

Other than the transactions described below and disclosed in the Original Filing, the Reporting Persons have not effected any transactions involving the beneficial ownership of Class A Common Stock during the 60 days prior to the date of this Statement. With respect to the sale transactions reported below, each day’s sales comprised open market transactions made on that day, and the price per share reported is the weighted average sale price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer, or a security holder of the Issuer full information regarding the number of Common Stock and prices at which the trades were effected.

On September 11, 2024, in connection with an offering of Class A Common Stock by the Company, Mr. Brem exchanged 629,065 Class B Units in the Partnership, Mr. Hart exchanged 96,779 Class B Units in the Partnership and Mr. Fernandez exchanged 338,727 Class B Units in the Partnership, in each case, for cash pursuant to the Exchange Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

2.	Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on May 31, 2024).

3.	Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

4.	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on September 18, 2020).

5.	Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the SEC on May 31, 2024).

6.	Amended and Restated Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

7.	Class C Exchange Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the SEC on September 20, 2021).

8.	Support Agreement (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on February 7, 2024).

24.1	Power of Attorney for Monte M. Brem (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.2	Power of Attorney for Scott W. Hart (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.3	Power of Attorney for Jason P. Ment (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.4	Power of Attorney for Jose A. Fernandez (incorporated by reference to Exhibit 24.4 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.5	Power of Attorney for the Michael I. McCabe (incorporated by reference to Exhibit 24.6 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

24.6	Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Reporting Persons’ Schedule 13D filed on September 21, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2024

1.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Monte M. Brem

2.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Scott W. Hart

3.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jason P. Ment

4.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Jose A. Fernandez

5.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Michael I. McCabe

6.	/s/ Jennifer Ishiguro, Attorney-in-Fact
Thomas Keck